Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated January 5, 2017 and the

accompanying Prospectus, dated October 3, 2014

Registration Statement No. 333-199159

January 5, 2017

Lennar Corporation

$600,000,000 4.125% Senior Notes due 2022

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated January 5, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.125% Senior Notes due 2022

Ranking:	Senior Unsecured

Offering Format:	SEC-Registered

Size:	$600,000,000

Gross Proceeds:	$600,000,000

Net Proceeds to Issuer (before expenses):	$596,100,000

Coupon:	4.125%

Maturity Date:	January 15, 2022

Public Offering Price:	100.000%

Yield to Maturity:	4.125%

Spread to Benchmark Treasury	226 basis points

Benchmark Treasury	2.000% UST due December 31, 2021

Anticipated Ratings*:	Ba1 (Moody’s) BB (S&P) BB+ (Fitch)

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2017

Trade Date:	January 5, 2017

Expected Settlement Date:	January 20, 2017 (T+10). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding six business days should consult their own advisors.

Redemption at our Option:	We may redeem the Notes in whole at any time or in part from time to time. If we redeem any of the Notes more than 90 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the payments of interest (excluding any interest accrued to the redemption date) and principal (including principal due on redemption) that would be due after the actual redemption date if those Notes were redeemed on the day that is 90 days prior to their scheduled maturity date, discounted to the date of the actual redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.500%). If we redeem any of the Notes on or after the date that is

90 days prior to the scheduled maturity date of the Notes, the redemption price of those Notes will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

CUSIP / ISIN:	526057 BY9 / US526057BY96

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mizuho Securities USA Inc.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC TD Securities (USA) LLC

Experts:	The consolidated financial statements of Lennar Corporation as of November 30, 2015 and 2014, and for the three years in the period ended November 30, 2015, and the related financial statement schedules, incorporated in the prospectus supplement by reference from Lennar’s Annual Report on Form 10-K, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-866-803-9204.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.